

November 21, 2011

<u>Via Facsimile</u>
Samir N. Masri
President
Trenton Acquisition Corp.
c/o Samir Masri CPA Firm P.C.
45 North Station Plaza, Suite 214
Great Neck, NY 11021

      Re: **Trenton Acquisition Corp.**
            Form 10-12G
            Filed August 12, 2011
            File No. 000-54479

Dear Mr. Masri:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Dietrich King for

                        Pamela Long
                        Assistant Director